UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34748 / November 8, 2022

In the Matter of:

Main Street Capital Corporation
MSC Income Fund, Inc.
MSC Adviser I, LLC
Main Street CA Lending, LLC
Main Street Equity Interests, Inc.
MS International Holdings, Inc.
Main Street Capital III, LP
Main Street Mezzanine Fund LP
HMS Funding I LLC
MSC California Holdings LP
MSC Equity Holding, LLC
MSC Equity Holding II, Inc.
MSIF Funding, LLC
MS Private Loan Fund I, LP

1300 Post Oak Boulevard, 8th Floor
Houston, TX 77056

812-15362

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Main Street Capital Corporation, et al. filed an application on June 29, 2022, and an amendment
to the application on August 17, 2022, requesting an order to amend a prior order under sections
17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act
("Prior Order"). The Prior Order permitted certain joint transactions otherwise prohibited by
sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. In particular, the Prior
Order permitted certain business development companies and closed-end management
investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies
with each other and with certain affiliated investment entities.

On October 11, 2022, a notice of the filing of the application was issued (Investment Company
Act Release No. 34726). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Main Street Capital Corporation, et al. (File No. 812-15362) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,
Assistant Secretary.